

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 30, 2007

Mr. XIAO Yaqing
Chief Executive Officer
Aluminum Corporation of China Limited
Address
City, State and Zip Code

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 20, 2007**
> **File No. 001-15264**

Dear Mr. Yaqing:

    We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   Please file as exhibits all material contracts, including the strategic investor subscription agreement with Alcoa, the land use rights leasing agreement with Chinalco, and the joint venture agreement with Jiaozuo Coal (Group) Co., Ltd.

Bank Loans and Banking Facilities, page 65

2.   We note that you have significant amounts of long-term bank loans outstanding as
        of December 31, 2006. To the extent known, please discuss your ability to meet
        your loan payment obligations in the foreseeable future and discuss any events
        that may prevent your satisfaction of such obligations.

Controls and Procedures, page 127

Changes in Internal Control over Financial Reporting, page 128

3.   We note your statement that, apart from the implementation of the SAP
        information system, there have been no *significant* changes in your internal
        control over financial reporting. Please comply with Item 15(d) of Form 20-F,
        which requires that you disclose *any* change, rather than "none except for," in
        your *internal control over financial reporting* that is identified in connection with
        the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-
        15, that occurred during the period covered by the annual report that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

Note 2 – Summary of Significant Accounting Policies, page F-9

Note 2(b) – Consolidation, page F-12

4.   We note you state that the legal status of two of your subsidiaries, Shanxi
        Aluminum Factory Carbon Plant and Research & Design Institute of China Great
        Wall Aluminum Corporation, is that of a "state-owned enterprise," as of
        December 31, 2006. You further state that you are "in the process of rectifying
        the legal status of these subsidiaries which have been consolidated into the
        Group's financial statements as the Directors are of the opinion that these
        enterprises meet the criteria of being a subsidiary." We also understand that each
        of these subsidiaries was similarly consolidated into your financial statements as
        of December 31, 2005, and that the Research & Design Institute of China Great
        Wall Aluminum Corporation was consolidated as of December 31, 2004. Please
        provide us with your analyses, under both Hong Kong and U.S. GAAP, which led
        to your conclusion that consolidation of these entities was appropriate under the
        respective GAAPs, citing all specific, relevant, accounting literature underlying
        your analyses. Your analyses should also address the consideration you gave to

the extensive time that appears to elapse prior to any legal status rectification being achieved, and any effects such delays may have on your accounting treatment and reported results. We may have additional comments.

Note 2(c) – Intangible Assets, page F-16

5.   In sub-section (ii) of this note, which describes your accounting policy for mining rights, you state that mining rights, including exploration costs, are capitalized. Under U.S. GAAP, it is important to distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please revise your disclosure to clarify. Tell us the amounts of any exploration costs you have capitalized under your policy, and the nature and current status of the properties to which they relate.

Engineering Comments

General

6.   Please insert a small-scale map showing the location and access to each significant property, as required by Instruction 1(a) to Item 4.D of Form 20-F. The mine sites may be grouped by common processing (alumina or aluminum) facilities to minimize illustrations. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

   • A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or other representations of scale such as "one inch equals one mile" if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data should be disclosed if you have obtained permission from the individual or firm.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing and may be included as an exhibit.

Raw Materials, page 17

7. Please disclose in your table the average purchase price paid for bauxite obtained over the last three years from your joint operations and other suppliers. Please also disclose how these prices compare to the costs of producing from your wholly-owned mines and discus the reasons your mines did not produce to your design capacity.

8. Please disclose the information required under paragraph (b) of Industry Guide 7 for all properties owned or controlled by you. For each property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Owned Mines, page 17

9.   Please expand your disclosure to include a list that separately identifies the proven and probable reserves for each of your mines. This would include the quantity (tonnage) and quality (grade) significant for processing at your alumina operations.

Jointly-Operated Mines, page 17

10.   Please expand your disclosure to include a list that separately identifies the proven and probable reserves for each of your jointly-operated mines. This would include the tonnage and grade significant for processing at your alumina operations. Please identify the operator and include a brief summary of the terms of your operating agreement.

11.   Disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A brief description of all interests in the properties, including a summary of the terms of the significant underlying agreements.

- Certain identifying information, such as the property or concession names, claim numbers, grant numbers, and dates of recording, expiration and renewal that would be sufficient to enable the properties to be distinguished from others that may exist in the area.

- The conditions that must be met to retain your properties or leases, including quantification and timing of all necessary payments.

- The area of the properties, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact Carmen Moncada-Terry, at (202) 551-3687, or me at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director